

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

August 5, 2009

Michael Donaghy, Chief Executive Officer
Oxford Investments Holdings Inc.
1315 Lawrence Avenue East, Suite 520
Toronto, Ontario
Canada M3A 3R3

> **Re: Oxford Investments Holdings Inc.
> Form 20-F for Fiscal Year Ended December 31, 2008
> File No. 000-31188**

Dear Mr. Donaghy:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the issues raised and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   We note that you have included on the facing page of the Form 20-F the file number 021-98325 when the file number currently assigned to you in EDGAR is 000-31188. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number when filing reports on Form 20-F in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Item 15. Controls and Procedures, page 42

2.   It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting pursuant to Item 15T of Form 20-F. In performing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Certifications by Chief Executive Officer/Chief Financial Officer Pursuant to Section 302 of Sarbanes-Oxley Act of 2002, page 47

3.   Please note that the certifications must be provided in the exact form set forth in Instruction 12 as to Exhibits of Form 20-F. Please amend your filing, accordingly.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3488 if you have questions regarding the above comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief